Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

COCO FOUNTAIN INC
2633 Main Street Suite 102
Lawrenceville, NJ 08648
https://www.cocovibe.com/

Up to $1,234,998.80 in Nonvoting Common Stock at $1.27
Minimum Target Amount: $123,998.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: COCO FOUNTAIN INC
Address: 2633 Main Street Suite 102, Lawrenceville, NJ 08648
State of Incorporation: NJ
Date Incorporated: February 06, 2025

Terms:

Equity

Offering Minimum: $123,998.99 | 97,637 shares of Nonvoting Common Stock
Offering Maximum: $1,234,998.80 | 972,440 shares of Nonvoting Common Stock
Type of Security Offered: Nonvoting Common Stock
Purchase Price of Security Offered: $1.27
Minimum Investment Amount (per investor): $189.23

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives & Bonuses*</p>

Loyalty Bonus | 12% Bonus Shares

If you are a previous investor of Cocovibe, a customer, friend, or family, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first three weeks and receive 2% bonus shares.

Early Bird 2: Invest $1,000+ within the first three weeks and receive 4% bonus shares.

Early Bird 3: Invest $5,000+ within the first three weeks and receive 8% bonus shares.

Early Bird 4: Invest $10,000+ within the first three weeks and receive 13% bonus shares.

Early Bird 5: Invest $20,000+ within the first three weeks and receive 16% bonus shares.

Early Bird 6: Invest $50,000+ within the first three weeks and receive 20% bonus shares.

Mid-Campaign (Flash Perks)

Flash Perk 1: Invest $500+ between weeks four to six and receive 1% bonus shares.

Flash Perk 2: Invest $1,000+ between weeks four to six and receive 2% bonus shares.

Flash Perk 3: Invest $5,000+ between weeks four to six and receive 4% bonus shares.

Flash Perk 4: Invest $10,000+ between weeks four to six and receive 6% bonus shares.

Flash Perk 5: Invest $20,000+ between weeks four to six and receive 8% bonus shares.

Flash Perk 6: Invest $50,000+ between weeks four to six and receive 10% bonus shares.

Amount-Based Perks

Tier 1: Invest $500+ and receive 5% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 2: Invest $1,000+ and receive 10% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 3: Invest $5,000+ and receive 2% bonus shares + Receive 20% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 4: Invest $10,000+ and receive 5% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) + 1 Free Case (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

Tier 5: Invest $20,000+ and receive 8% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) + 2 Free Cases (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

Tier 6: Invest $50,000+ and receive 10% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) +3 Free Cases (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Coco Fountain, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Nonvoting Common Stock at $1.27 / share, you will receive 110 shares of Nonvoting Common Stock, meaning you'll own 110 shares for $127. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cocovibe is a sustainable wellness beverage innovation, currently serving the Food Service Industry. In 2025, we plan to introduce a consumer product offering under the Cocovibe brand providing the the same economic, financial and sustainability benefits as our food service offering. The company has been generating revenue through product sales since its commercial introduction in 2022.

Cocovibe provides Food Service operators and consumers organic, additive-free coconut water beverages with the environmental benefits and lower cost of goods of beverages prepared fresh from concentrate.

Current customers include Food Service Distributors, College & University Dining Programs, Hotels & Resorts, Restaurants, Corporate Dining and Wellness Retreats.We currently offer three coconut water styles: coconut water, coconut water + passion fruit, and coconut water + watermelon. All are made with only two ingredients - organic coconut water and organic fruit juices - and are USDA-certified organic, low-sugar, low-sodium, high-potassium, and additive-free. They are also Kosher and Non-GMO. An 8 oz serving has more potassium than a banana, only 6-8 grams of natural sugar, and 40-45 calories.

1 eight-ounce of package of Cocovibe concentrate yields more drinkable product than 10 twelve-ounce ready-to-drink bottles, cans or cartons. With a ten-fold reduction in packaging, fewer raw materials and less energy are needed to package the product, fewer ships and trucks are required for transportation, fewer carbon emissions are generated and less packaging waste is produced.

As a category, fountain and dispensed beverages prepared from concentrate cost operators and consumers significantly less than comparable ready-to-drink beverages in a bottle, can or box. Cocovibe provides customers and consumers these cost benefits as well.

Frassanelle, LLC was formed on May 26, 2015, in the State of New Jersey. Frassanelle, LLC then underwent a name change to Coco Fountain, LLC on June 24, 2016. Coco Fountain, LLC then converted to Coco Fountain, Inc., a New Jersey corporation, on February 6, 2025.

Competitors and Industry

<u>Industry</u>

The Total U.S. Food Service market size was valued at USD 824.61 billion in 2022 and is projected to grow from USD 905.13 billion in 2023 to USD 1,767.54 billion by 2030, exhibiting a CAGR of 10.03% during the forecast period.

The Global Coconut Water Market Size is to Grow from USD 5.92 Billion in 2023 to USD 22.45 Billion by 2033, at a CAGR of 14.26% during the projected period.

We launched our innovation in Educational Food Service in the US, a $10.6B market. In the fall semester of 2024, we sold 2,325 cases to College & University dining programs, generating $261,076 in revenue. More than 30 campuses throughout the country served Cocovibe on a daily basis.

Commercial Food Service in the US is a $814B market. We have recently begun to develop this market and have received repeat customer orders from restaurants, wellness retreats, and corporate dining. In January of '25, we received a $45,000 order from this channel which is our largest single order to date.

Cruise Lines, a $4.5B global market, is another opportunity we plan on entering. Our research suggests a premium electrolyte hydration beverage that is affordable within their all-you-care-to-eat offering and reduces their packaging waste and carbon emissions supports their business priorities.

K-12 Public School Districts in the US are a $13.3B market. While we have not yet entered this market, our beverages are 100% Juice, credited as a fruit serving, and contain one-third the sugar of the fruit juices public schools currently serve.

The Global Organic Beverage Market is $50.1B with a 4.91% CAGR.

The US Functional Beverages Market is a $48.99B market, with an 8.1% CAGR.

The US Ethnic Foods market is $27.2B, with a 7,47% CAGR.

Competitors

Depending on the channel and whether it is our food service or consumer offering, our competition is either fountain/dispensed beverages from concentrate, or ready-to-drink healthy beverages in a bottle, can, or carton.

Fountain/Dispensed Beverages From Concentrate:

This category's offerings are still limited and archaic. Coffee, Teas, Soda, Fruit juices, Flavored waters, and Fountain sports drinks. The hydration drinks in the category are either high in sugar, provide no nutritional value, or are loaded with preservatives, artificial ingredients, and chemicals.

For example:

Fountain sports drinks have added sugars and artificial ingredients and are higher in sodium than potassium. Flavored waters have no nutritional value. 100% fruit juices are high in sugar and contain 2/3 more sugar than coconut water, which the USDA also classifies as 100% juice.

Cocovibe USDA-certified organic coconut waters are made with only two ingredients – organic coconut water and organic fruits. There are no added sugars, preservatives, chemicals, flavorings, or colorings in our beverages. They are extremely low calorie and low sugar, low in sodium, and high in potassium. 100% juice, they have ⅔ less sugar than fruit juices, and an 8 oz serving has more potassium than a banana and only 6-8g of sugar.

Coconut Waters:

There are many consumer brands offering ready-to-drink coconut waters on the market, and the category continues to grow, as do new ready-to-drink entries.

Cocovibe is the only brand to offer food service operators and consumers coconut waters prepared fresh from liquid concentrate, which provides Cocovibe a value proposition with a unique combination of differentiating environmental, economic and taste benefits. Our environmental benefits – less packaging waste and fewer carbon emissions – is a primary differentiator vs. all ready-to-drink coconut waters. Because ready-to-drink coconut waters are packaged and shipped from overseas, our sustainability story generating fewer carbon emissions is even more impactful. Our environmental benefits also differentiate the brand vs. all ready-to-drink wellness/healthy beverages. Our taste is another competitive advantage. Our product simply tastes fresher and purer because it is made fresh and contains no additives. We are told it tastes like it came right out of the nut. Importantly,, our cost of goods for food service operators is a fraction of the cost of ready-to-drink coconut waters: 40% - 100% less, depending upon the competitive offering.

Organic Beverages:

Nearly all organic wellness beverages - besides Cocovibe -- are packaged ready-to-drink and therefore not environmentally friendly.

Additionally, it is extremely rare, if not unprecedented, that an organic product costs operators less than a comparable non-organic conventional product. This is of value to Food Service operators looking to upgrade their offering without increasing their costs. Cocovibe is a high-margin organic product for organic restaurants, wellness retreats, and resorts serving only organic food and beverages.

Hydration Electrolyte/Sports Drinks:

They are difficult to generalize, due to the proliferation in market and the number of varied offerings, but the vast majority of them contain significantly more sodium than potassium. Cocovibe is naturally low in sodium and high in potassium. More than 90% of American diets are potassium deficient and more than 90% of Americans consume more sodium than daily recommended. Our cells need the right balance of potassium and sodium to function properly. Cocovibe's electrolyte make-up supports the proper electrolyte balance our cells need to optimize our ability to think, move, function, and prosper.

Electrolyte Powders:

Electrolyte Powders are extremely environmentally friendly but do not have the natural wellness perception that coconut water has. We believe they have a more medicinal taste and perception than a plant-based, natural beverage. The electrolyte category is growing, which is a good thing for Cocovibe, because the number of consumers who drink self-made electrolyte drinks is expanding, and powders underperform when it comes to taste and additive-free.

Tractor Beverages:

Tractor Beverages are dispensed beverages from concentrate that have experienced great growth recently within foodservice channels. While they are organic and have created a perception of being healthier than soda, many of their products have added sugars and little nutritional value. They recently introduced a ready-to-drink product line for consumers, which does not share the sustainability story of their prepared beverages from concentrate.

Current Stage and Roadmap

Current Stage

We have acquired the customer relationships, distribution partners and in-market learnings needed for continued strategic growth.

We have working partnerships with the major national distributors for Food Service (Sysco, US Foods, PFG, Gordon's Food Service, The Chef's Warehouse and Ace Natural, a leading regional distributor of organic foods and beverages).

We are doing business with the largest Food Service Contractors: Aramark, Sodexo, and Compass Group.

We have successfully prototyped our consumer product offering and have executed production contracts to begin production this summer.

Future Roadmap

In 2025, we plan to introduce the first coconut waters made from liquid concentrate that consumers freshly prepare prior to drinking and personalize to their specific taste, daily need and size of household – while reducing packaging waste and carbon emissions.

We plan to further develop our Educational Food Service business and expand our relationships with Aramark, Sodexo and Compass.

We will continue to build our higher margin commercial food service business – hotels, restaurants, resorts, country clubs, stadiums and cruise lines – with a focus in the US in the New York City metro, California and Florida markets.

We plan to develop our export business for both food service and consumers in the coconut water cultures within the Caribbean, Central America and South America, which we have recently started with our existing distributor in Florida.

We hope to conduct our first trial(s) in K-12 public schools before the end of the year.

Long term, we plan to build a combined consumer and food service offering that enables us to create brand awareness and loyalty throughout a consumer's lifetime via multiple channels: K-12 public schools, Colleges and Universities, Restaurants, Hospitality, Grocer and Direct to Consumer.

The Team

Officers and Directors

Name: Dudley Allen Fitzpatrick

Dudley Allen Fitzpatrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and Principal Accounting Officer
  Dates of Service: August, 2018 - Present
  Responsibilities: Responsible for duties commonly associated with CEO.

Other business experience in the past three years:

- Employer: Wider Lens
  Title: Managing Partner
  Dates of Service: September, 2011 - Present
  Responsibilities: Brand innovation consultant helping B2B and B2C companies

Name: Gerrit van Manen

Gerrit van Manen's current primary role is with Retired. Gerrit van Manen currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder & Director
  Dates of Service: May, 2015 - Present
  Responsibilities: Member of the Board of Directors. Gerrit does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: iTi Tropicals
  Title: Founder, CEO
  Dates of Service: November, 1988 - December, 2024
  Responsibilities: Traditional roles of a CEO

Name: Muneeb Tariq

Muneeb Tariq's current primary role is with InnoKnits. Muneeb Tariq currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2015 - Present
  Responsibilities: Member of the Board of Directors. Muneeb does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: InnoKnits
  Title: President
  Dates of Service: March, 2008 - Present
  Responsibilities: Leadership role responsible for overseeing strategy, operations & profitability of the company. Setting brand direction, creating unique selling value of the company for sustainable growth in marketplace.

Name: Francis Hamilton Dyckman

Francis Hamilton Dyckman's current primary role is with Retired. Francis Hamilton Dyckman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2025 - Present
  Responsibilities: Member of the Board of Directors. Francis does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: Credit Suisse Securities (USA), Inc.
  Title: Managing Director

Dates of Service: June, 2006 - September, 2022
Responsibilities: I was a Portfolio Manager in the Asset Recovery Unit I retired in 2022. Prior roles were in structured finance and risk.

Name: Alexander Corcoran

Alexander Corcoran's current primary role is with The Hershey Company. Alexander Corcoran currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2025 - Present
  Responsibilities: Member of the Board of Directors. Alexander does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: The Hershey Company
  Title: Senior Director, Seasons Partnerships and Occasions Marketing
  Dates of Service: January, 2002 - Present
  Responsibilities: Lead the development, execution and marketing efforts of Hershey's $2.7B Seasonal Candy Portfolio

Name: Ross Manire

Ross Manire's current primary role is with Columbia Capital. Ross Manire currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2025 - Present
  Responsibilities: Member of the Board of Directors. Ross does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: Columbia Capital
  Title: Operating Partner as a 1099 affiliate
  Dates of Service: January, 2019 - Present
  Responsibilities: Ross sits on investee board and assists in company evaluations and due diligence.

Name: Lori Jean Sullivan

Lori Jean Sullivan's current primary role is with The Sierra Club. Lori Jean Sullivan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: February, 2025 - Present
  Responsibilities: Member of the Board of Directors. Lori does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- Employer: The Sierra Club
  Title: Deputy Chief, Gift Planning
  Dates of Service: January, 2003 - Present
  Responsibilities: Directs the gift planning/planned giving for a large NGO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We may need accesss to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If

we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that may be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Nonvoting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Cocovibe was originally formed as Frassanelle, LLC on May 26, 2015. Accordingly, while we have generated revenue since 2022, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cocovibe has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

If the Company cannot raise sufficient funds it may not succeed
The Company is offering Nonvoting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, $124,000, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Developing new products entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. While we have manufactured a production prototype of our pending consumer product offering, we have not yet begun commercial production. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated difficulties in manufacturing, changes to design, and regulatory hurdles. It is possible that our consumer product offering may never be a commercial product and may never be used to engage in transactions. It is

possible that the failure to introduce the product is the result of a change in business model upon the Company's making a determination that product offering, or some other factor, will not be in the best interest of the Company and its stockholders. Any of these events could materially and adversely affect our operating performance and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gert van Manen	2,824,014	Voting Common Stock	39.9%

The Company's Securities

The Company has authorized Voting Common Stock, and Nonvoting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 972,440 of Nonvoting Common Stock.

Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 7,078,349 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,110,002.06 of shares to be issued pursant to stock options issued.

Nonvoting Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

There are no material rights associated with Nonvoting Common Stock.

What it means to be a minority holder

As a minority holder of Nonvoting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created

for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Limited Liability Company Units
  Type of security sold: Equity
  Final amount sold: $755,000.00
  Number of Securities Sold: 793,901
  Use of proceeds: research & development, raw materials, production, freight, customer service, & working capital
  Date: August 08, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Limited Liability Company Units
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,048,218
  Use of proceeds: research & development, raw materials, production, freight, customer service, & working capital
  Date: November 02, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Limited Liability Company Units
  Type of security sold: Equity
  Final amount sold: $1,496,130.00
  Number of Securities Sold: 1,626,228
  Use of proceeds: research & development, raw materials, production, freight, customer service, & working capital
  Date: January 15, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $52,480 compared to $444,016.46 in fiscal year 2023.

In 2022, revenue was generated from initial trials with the first customers in the college and university (C&U) channel. Revenue increased significantly in 2023 as a result of further developing this channel.

Cost of Goods Sold (COGS)

Cost of goods sold for fiscal year 2022 was $107,376.34 compared to $341,183.18 in fiscal year 2023.

COGS increased as a result of higher revenue—while revenue grew by approximately 700% from 2022 to 2023, COGS increased by about 200%.

Gross Margins

Gross margins for fiscal year 2022 were ($54,896.34) compared to $102,833.28 in fiscal year 2023.

This improvement was driven by operational efficiencies gained from a larger customer base.

Expenses

Expenses for fiscal year 2022 were $497,886.81 compared to $608,091.71 in fiscal year 2023.

The increase in expenses was primarily due to expanded marketing and sales efforts to develop the C&U channel, as well as the costs associated with onboarding and servicing newly acquired customers.

Historical results and cash flows:

The Company is currently in the growth and revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expanding into commercial food service channels, plan to introduce a consumer product in '25, and will be employing a new, more efficient production process and packaging type in '25 that will enable us to run our product more efficiently and lower our cost of goods. Past cash was primarily generated through revenue from the educational foodservice channel and capital contributions. Our goal is to become cash flow positive in '25, which will result from growing our educational food service base revenue, increasing sales within our higher margin commercial food service channels, and introducing a high margin consumer product that we plan to sell direct and through grocery stores.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 1, 2025, the Company has capital resources available in the form of a line of credit for $100k from HEADWAY CAPITAL, a capital contribution from current individual investors of $140k, and $272,921.63 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the purchasing of raw materials, production, warehousing, freight, sales, marketing, and operating expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of approximately $60k for expenses related to salaries, raw material sourcing, production, freight, sales and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235M, we anticipate the Company will be able to operate for a minimum of 12 months and potentially forever. This is based on a projected monthly operating cost of $130k for 9 months until the Company forecasts it may become cash flow positive by the end of the year 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has a $100,000 credit line and has recently received $150,000 through a Purchase and Sale of Future Receivables Agreement.

Indebtedness

- Creditor: Fora Financial Advance, LLC
  Amount Owed: $198,000.00
  Interest Rate: 0.0%
  On January 31, 2025, the Company entered into a Purchase and Sale of Future Receivables Agreement with Fora Financial Advance, LLC, receiving $150,000 in exchange for a portion of future sales proceeds, totaling $198,000 in

remittances. Payments of $2,675.68 are due weekly.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,989,503.23

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.99 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Raw Materials
  47.5%
  We will use the money to buy raw materials for production.

- Company Employment
  30.0%
  Company Employment.

- Working Capital
  3.0%
  Working Capital.

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  2.5%
  We will use 2.5% of the funds raised for market and customer research, new product development, and market testing of our consumer product introduction.

- Inventory
  30.0%
  We will use 30% of the funds raised to purchase inventory for the Company's food service and consumer offering in preparation of expanding commercial and non-commercial food service revenue and introduction of consumer product innovation.

- Company Employment
  30.0%
  We will use 30% of the funds to employ and hire key personnel for daily operations, including the following roles: management team, regional sales directors, product development and quality assurance lead. Wages to be commensurate with training, experience and position.

- Working Capital
  29.0%
  We will use 29% of the funds for working capital to cover marketing and sales expenses for the food service expansion

and consumer product introduction as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.cocovibe.com/ (cocovibe.com/cocoap).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cocovibe

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR COCO FOUNTAIN INC

[See attached]



Coco Fountain, Inc
(the "Company")
a New Jersey Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Coco Fountain, Inc.

We have reviewed the accompanying financial statements of Coco Fountain Inc (the Company), d/b/a Cocovibe which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in members' capital, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 11, 2025

COCO FOUNTAIN, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	95,920	118,558
Accounts Receivable	194,147	38,239
Other Current Assets	3,290	3,290
Prepaid Expenses	-	-
Inventory	528,719	418,705
Total Current Assets	822,075	578,791
Non-Current Assets:		
Fixed Assets - Net	6,484	11,055
Intangible Assets - net	61,929	67,844
Leasehold Improvements	43,331	43,331
ROU Asset	112,337	136,251
Loan Receivable - Related Party	101,643	99,658
Total Non-Current Assets	325,724	358,139
TOTAL ASSETS	1,147,799	936,931
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	179,516	34,840
Other current liabilities	-	0
Payroll Payable	13,833	9,208
Tax Payable	2,796	2,514
Loan Payable	60,622	-
ST Portion Lease Liability	25,068	24,521
Total Current Liabilities	281,835	71,083
Non-Current Liabilities:		
LT Portion Lease Liability	89,948	115,016
Total Non-Current Liabilities	89,948	115,016
TOTAL LIABILITIES	371,783	186,100
EQUITY		
Member's Capital	989,348	353,367
Partner's Contribution	1,000,000	1,226,008
Accumulated Deficit	(1,213,332)	(828,544)
TOTAL EQUITY	776,016	750,831
TOTAL LIABILITIES AND EQUITY	1,147,799	936,931

See Accompanying Notes to these Unaudited Financial Statements

COCO FOUNTAIN, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	444,016	52,480
Cost of Goods Sold	341,183	107,376
Gross Profit	102,833	(54,896)
Operating Expenses		
Research and Development Expenses	414,865	237,795
Advertising & Marketing	248,377	164,166
General and Administrative	267,423	188,057
Payroll Expenses	81,063	98,186
Operating Lease Expense	26,700	58,613
Depreciation Expense	11,824	11,824
Amortization Expense	6,340	12,595
Total Operating Expenses	**1,056,592**	**771,235**
Total Loss from Operations	**(953,759)**	**(826,132)**
Other Income / (Expense)		
Interest Income	1,985	1,658
Other Expense	(46,373)	-
Total Other Income/ (Expense)	**(44,388)**	**1,658**
Net Income (Loss)	**(998,147)**	**(824,474)**

See Accompanying Notes to these Unaudited Financial Statements

COCO FOUNTAIN, INC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Partner's Contribution	Retained earnings (Deficit)	Total Member's Equity
	Units	$ Amount			
Beginning balance at 1/1/22	150,000	182,617	1,040,846	(926,838)	296,625
Contribution	3,143,901	170,750	185,162	-	355,912
Prior Period Adjustments	-	-	-	922,767	922,767
Net income (loss)	-	-	-	(824,474)	(824,474)
Ending balance at 12/31/22	3,293,901	353,367	1,226,008	(828,544)	750,831
Contribution	1,048,218	635,981	(226,008)	-	409,973
Current Period Adjustments				613,358	613,358
Net income (loss)	-	-	-	(998,147)	(998,147)
Ending balance at 12/31/23	4,342,119	989,348	1,000,000	(1,213,332)	776,016

See Accompanying Notes to these Unaudited Financial Statements

COCO FOUNTAIN, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(998,147)	(824,474)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Error	613,358	922,767
Depreciation	11,824	11,824
Amortization	6,340	12,595
Accounts Receivable	(155,908)	(38,219)
Loan Receivable - Related Party	(1,985)	(99,658)
Other Current Assets	-	-
Prepaid Expenses	-	6,900
Inventory	(110,014)	(125,339)
ROU Asset	23,914	23,379
Accounts Payable	144,676	(58,418)
Other current liabilities	(0)	(7,262)
Payroll Payable	4,625	4,000
Tax Payable	281	2,167
ST Portion Lease Liability	547	535
LT Portion Lease Liability	(25,068)	(24,521)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	512,592	630,750
Net Cash provided by (used in) Operating Activities	(485,555)	(193,723)
INVESTING ACTIVITIES		
Proceeds from sale of fixed assets	-	12,631
Acquisition of new fixed assets	(7,253)	-
Acquisition of new intangible assets	(425)	(38,126)
Leasehold Improvements	-	(22,861)
Net Cash provided by (used in) Investing Activities	(7,678)	(48,356)
FINANCING ACTIVITIES		
Loan Payable	60,622	-
Member's Capital	635,981	170,750
Partner's Contribution	(226,008)	185,162
Net Cash provided by (used in) Financing Activities	470,595	355,912
Cash at the beginning of period	118,558	4,724
Net Cash increase (decrease) for period	(22,637)	113,833
Cash at end of period	95,920	118,558

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Coco Fountain, Inc ("the Company") d/b/a Cocovibe was initially formed as New Jersey Limited Liability Company Frassanelle, LLC, on May 26, 2015, and changed its name to Coco Fountain, LLC on February 24, 2020. On February 6, 2025, the Company was converted into a New Jersey Corporation. The Company operates in the beverage industry, focusing on the development, production, and distribution of coconut-based beverages and related products. The Company markets its products under the brand name "Cocovibe" and aims to provide natural, healthy, and refreshing beverage options to consumers. The Company's headquarters is in Lawrenceville, New Jersey. The Company's customers are primarily located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company has historically sourced its raw coconut water ingredient from a single supplier, which posed a concentration risk in its supply chain. Additionally, the Company relies on a single co-packer for production. Management actively monitors these dependencies and evaluates potential alternatives to mitigate supply chain risks.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses from the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $95,920 and $118,558 in cash & cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2023, the Company's accounts receivable balance was $194,147, compared to $38,239 as of December 31, 2022.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company did not deem an allowance necessary as of December 31, 2023.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory balances at December 31, 2023 and December 31, 2022 were $528,719 and $418,705, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Type	Useful Life in Years	2023	2022
Furniture & Fixtures	5-15	62,790	62,790
Leasehold Improvements	15	43,331	43,331
Less Accumulated Depreciation		(56,306)	(51,735)
Totals		49,815	54,386

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for intellectual property. ASC 350 requires companies to capitalize qualifying intellectual property, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Intellectual property is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by selling its three coconut water concentrate flavors through a dual-channel model that includes direct sales and distributor partnerships. The distributors handle logistics and resell the products within the commercial and non-commercial food service industries. Revenue is recognized at the time of shipment when the performance obligation of delivering the product in accordance with agreed-upon specifications. Payments are received based on the agreed credit terms, and revenue is recognized net of estimated returns.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, accounting fees, legal fees, office supplies, travel, and other miscellaneous expenses.

Equity-Based Compensation

The Company accounts for equity-based compensation in accordance with ASC 718 (Compensation – Stock Compensation) and ASC 710 (Compensation – General), where applicable. Since the Company is a limited liability company (LLC) and does not issue stock, membership units, and other equity-based awards are used instead of stock options.

Under ASC 718, the Company measures equity-based compensation at the grant date, based on the estimated fair value of the membership units and other equity-based awards . The expense is recognized ratably over the recipient's requisite vesting period. The Company may also issue profits interests, which are subject to performance and service-based vesting conditions.

For non-employee compensation, the Company follows ASC 505-50 (Equity – Equity-Based Payments to Non-Employees). The fair value of the membership units or equity instrument granted is measured on the date the counterparty's performance is complete or when a commitment for performance is reached. The expense is recognized immediately or over the service period, and the corresponding amount is credited to Members' Equity.

Since the Company's membership units are not publicly traded, management estimates the fair value of equity-based compensation using relevant indicators such as recent third-party transactions, independent appraisals, or other valuation methods. Due to the complexity and subjectivity involved, actual results may differ significantly from management's estimates. Management has concluded that the estimated fair value of the Company's membership units and corresponding expense is negligible.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company entered into two promissory notes with Dudley Fitzpatrick, founder, which the company loaned Mr. Fitzpatrick a total of $98,000. The first note was executed on January 1, 2022, for $58,800 at 1.82% interest per annum and a second on April 30, 2022, for $39,200 at 2.25% interest per annum. Both notes accrue interest annually and mature in ten years unless the Company sells all or substantially all of its assets or membership interests earlier, at which point the total balance, including accrued interest, becomes due. Payments may be made in cash or by transferring membership units. As of December 31, 2023, the principal balance is $98,000, with accrued interest of $3,643, bringing the total balance to $101,643.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company follows the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases, in accounting for its operating leases. The Company entered into a lease agreement with 2633 Main Street Associates, L.L.C. for commercial premises located at 2633 Main Street, Lawrenceville, New Jersey. The initial lease term commenced on June 1, 2017, and has been extended multiple times.

The most recent amendment extends the lease term from June 1, 2023, through May 31, 2028. The lease is subject to fixed rent escalations and additional payments for operating costs, taxes, and maintenance expenses. Rent payments are due monthly in advance. The lease remains in full force and effect, subject to standard terms and conditions, including renewal options, maintenance obligations, and compliance with applicable regulations.

Shown below is the lease liability of the Company as of December 31, 2023:

	Year Ending 2023-12
Lease expense	
Operating lease expense	26,700.24
Total	26,700.24
Other Information	
Operating cash flows from operating leases	27,306.72
Weighted-average remaining lease term in years for operating leases	4.42
Weighted-average discount rate for operating leases	2.21%
Maturity Analysis	Operating
2024-12	27,306.72
2025-12	27,306.72
2026-12	27,306.72
2027-12	27,306.72
2028-12	11,377.80
Thereafter	0
Total undiscounted cash flows	120,604.68
Less: present value discount	-5,588.27
Total lease liabilities	115,016.41

NOTE 5 – LIABILITIES AND DEBT

In 2023, the Company entered into a loan agreement for $60,622 from Gert Van Manen. This loan was provided as a cash infusion to support the Company's operations, the loan did not bear interest and was due on demand.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2023 is below:

Members Name	Units	Ownership
GM	2,525,101.01	58.17%
DF	565,314.56	13.02%
SAM	178,197.06	4.10%

JW	157,646.04	3.63%
RWMRT	157,232.70	3.62%
FD	104,987.14	2.42%
LB	104,821.80	2.41%
DG	80,000.00	1.84%
PA	70,000.00	1.61%
AR	52,493.57	1.21%
HF	52,493.57	1.21%
AC	52,410.90	1.21%
MH	52,410.90	1.21%
BT	31,545.74	0.73%
CH	31,446.54	0.72%
PS	26,288.12	0.61%
AW	26,288.12	0.61%
CN	26,205.45	0.60%
PS	26,205.45	0.60%
LL	21,030.49	0.48%
Total	**4,342,119.16**	**100%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued.

In 2024, the loan for $60,622 from Gert Van Manen was converted into membership interest.

In 2025, the Company began sourcing its coconut water raw ingredient from two suppliers, reducing its reliance on a single provider. Additionally, in March 2025, the Company engaged a second co-packer for production, further diversifying its supply chain. These measures were taken to mitigate concentration risks previously disclosed in Note 1 – Concentrations of Credit Risks.

On January 31, 2025, the Company entered into a Purchase and Sale of Future Receivables Agreement with Fora Financial Advance, LLC, receiving $150,000 in exchange for a portion of future sales proceeds, totaling $198,000 in remittances. Payments of $2,675.68 are due weekly.

On February 6, 2025, the Company was converted into a New Jersey Corporation. The Company is authorized to issue 100,000,000 shares of stock, of which 50,00,000 shares are designated as voting common stock, with no par value, and 50,000,000 shares are designated as nonvoting common stock, with no par value.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF COCOVIBE

For the health of people and the planet.

After three years of research and development, we successfully launched Cocovibe — a sustainable, organic beverage innovation for the Food Service industry — generating $268,876 in revenue fall of '24. This summer, we plan to introduce a line of consumer beverages under the Cocovibe brand that provide the same nutritional, environmental and economic benefits as our Food Service offering. Consumers will soon be able to freshly prepare and personalize our organic, additive-free coconut waters in their home to significantly reduce packaging waste and carbon emissions. We are committed to environmental and social impact and have built relationships with key distributors and customers to support our growth in large and expanding markets. Lots of brands claim they care about making the world a better place. Cocovibe is inherently designed to help businesses and consumers be a positive force for good, while they reduce their costs and prosper more.

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Wellness is now sustainable.
COCOVIBE
Go Positive.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.27 Per Share

MIN INVEST $189.23

VALUATION $8.99M

REASONS TO INVEST

Cocovibe is a new approach to sustainable nutritious hydration, designed for the health of people and the environment. Packaged and shipped highly concentrated, Cocovibe organic coconut waters are prepared fresh at the point-of-sale or in-the-home to significantly reduce costs, packaging, carbon emissions, and packaging waste vs. ready-to-drink beverages from a bottle, can, or carton.

Cocovibe is a differentiated offering for large and growing markets: a $824B US Food Service market at a 10.3% CAGR; $5.92B Global Coconut Water Market growing a t a 14.3% CAGR. Upon the introduction of its consumer offering, Cocovibe aims to be among the first wellness beverages brands leveraging the marketing advantages of a combined food service and consumer offering.

Cocovibe's Investors/Board of Directors are successful founders and business leaders with extensive experience running domestic and global companies. They know how to introduce, operate, scale and exit brands and the companies behind them.

TEAM



Gert van Manen • Founder, Investor and Director

For 36 years, Gert held the role of founder and CEO of iTi Tropicals, a leading provider of tropical fruit concentrates to the food and beverage industry in North America. In 2005, Gert developed and introduced coconut water concentrate as an ingredient to the juice market. Under his leadership, iTi Tropicals became a global leader in coconut water concentrate sales. In 2016, Gert decided the world needed its first environmentally sustainable wellness beverage and began leading and funding the research, development and introduction of Cocovibe. His 36 years of experience with tropical fruit concentrates is instrumental to Cocovibe's success.

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Ross Manire • Investor and Director



Among his many accomplishments, Ross founded and led ExteNet Systems for 16 years until he sold the business for $1.4B. His unique understanding of how B2B businesses should best manage their risks, finances, operations, inventories and partnerships throughout all phases of their growth is of great value to Cocovibe.

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Alexander Corcoran • Investor and Director

Alex has three decades of experience marketing one of the most iconic and successful consumer brand portfolios in the world. As a 23 year veteran of The Hershey Company and most recently their Senior Director, Seasons Partnerships and Occasions, Alex's understanding of how to best launch and promote consumer food and beverage brands within all retail channels will be invaluable as Coccovibe introduces our first consumer products in 2025.

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Lori Sullivan • Investor and Director

Lori has spent the last 23 years of her career leading the fundraising and marketing efforts of the Sierra Club, where she currently holds the responsibilities of Deputy Chief, Gift Planning. Her experiences working for the good of the environment and the relationships she has built throughout her career assist Cocovibe's efforts to partner with those who share our mission to improve the health of all living things.

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Muneeb Barry Tariq • Investor and Director

As the President of InnoKnits North America and global CMO of Kay & Emms Global, Barry brings valuable expertise regarding international trade, global supply chains and foreign markets to the Cocovibe team. His three decades of experience successfully selling products to businesses in every country in the world will assist our expansion into international markets.

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Kinsey Dyckman • Investor and Director

Kinsey Dyckman is an entrepreneur and finance professional with extensive operations and management experience. Having owned and operated two hotel management companies and spent 20 years on Wall Street in a number of risk and structured finance roles, he understands what a business can't do and must do to be operationally and financially successful.



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Dudley Fitzpatrick • CEO, Investor and Director

Dudley has spent the bulk of his career inventing and commercializing business and brand innovations. He was compelled to join Cocovibe in the fall of 2018, due to Cocovibe's ability to positively impact people's lives and its potential to disrupt the beverage industry. His roles and responsibilities prior to leading Cocovibe include inventor, founder and CEO of consumer technology companies and brand innovation agencies. His experience marketing beverage brands, business-to-business companies, consumer packaged goods and multi-unit retailers provides Cocovibe the vision and leadership needed to develop its food service and consumer business.

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Diego Rondon • Chief Operating Officer

Diego is a leader with more than 30 years experience in global food service. who joined Cocovibe in the fall of 2023. Diego's roles have included Assistant Vice President/Global Director for Ecolab, Senior Director for Sysco Foods, and Chief Commercial Officer for Dima Brands. His responsibilities have included business development, international markets, distribution, product development and marketing. Diego's understanding and relationships within the multi-cultural markets in the US and export markets in the Caribbean, Central America and South America will be instrumental to driving Cocovibe's growth in these markets.

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Amy Wuestefeld • Investor and Director of Customer Experience

Amy joined Cocovibe in 2021 after more than three decades of experience leading large scale initiatives for a diverse group of service companies in North America. Her utmost professionalism and unwavering commitment to her teammates' success, customer satisfaction and the highest quality outcomes is unparallelled.

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The first coconut waters made by you.
Less trash. Less plastic. Less carbon emissions.
More life. More health. More people who prosper.

THE PITCH

Unlike Any Beverage In Market

Cocovibe is one of the first wellness beverage brands to provide food service operators and consumers the lower cost of goods and environmental benefits of beverages prepared fresh from liquid concentrate.

To be clear, fountain beverages and other dispensed beverages from concentrate are prolific, environmentally sustainable and less expensive. They are all, however, not very good for you as they are either non-nutritious, high in sugar, or infused with additives, preservatives or artificial ingredients.

All-natural, nutritional and functional beverages are also prolific. Unfortunately, they are made ready-to-drink from a bottle, can or carton – which makes them anything but sustainable.

This leaves health-conscious and environmentally aware businesses and consumers searching for alternatives that better align with their values and priorities.

Hence our innovation: incredibly good-for-you beverages that are better for the environment than ready-to-drink beverages and cost significantly less than ready-to-drink beverages.



1 eight ounce package of our concentrate produces more drinkable product than 10 twelve ounce plastic bottles.

THE PROBLEM & OUR SOLUTION

Can a beverage be good for people, if it isn't good for the planet?

The beverage industry faces a serious challenge: consumer demand for healthy hydration and low-sugar, all-natural, good-for-you beverages has never been greater, yet ready-to-drink beverage packaging continues to wreak havoc on our environment. Recycling rates of all beverage packaging types are still between 17% - 43% in the United States and even lower in emerging economies. More eco-friendly packaging is difficult to introduce due to higher costs and the recycling challenges associated with small volumes.

The only solution in our minds was to create a beverage that requires less packaging to start with; a ten-fold reduction requiring 90% less packaging than a 12 oz bottle, can or carton.

A super-good-for-you beverage that also generates fewer carbon emissions to transport.

A plant-based, organic, low-sugar, low-sodium, high-potassium electrolyte beverage that supports cellular performance.

A simple to prepare-and-enjoy beverage that businesses and consumers prepare fresh before drinking, by simply mixing sustainable concentrate with sustainable tap-water.

An organic and environmentally beneficial beverage that consumers will soon be able to personalize and enjoy from their favorite glass, reusable bottle or pitcher.


You personalize your coffee.
Why not your coconut water?
The taste you want. The amount you need. In the glass you love.
Without the packaging waste and carbon emissions we can all do without.

We currently offer three coconut water styles: coconut water, coconut water + passion fruit, and coconut water + watermelon. All are made with only two ingredients - organic coconut water and organic fruit juices - and are USDA certified organic, low-sugar, low-sodium, high potassium and additive-free. They are also Kosher and Non GMO. An 8 oz serving has more potassium than a banana, only 6-8 grams of natural sugar and 40-45 calories.

1 eight-ounce package of Cocovibe concentrate yields more drinkable product than 10 twelve-ounce ready-to-drink bottles, cans or cartons. With a ten-fold reduction in packaging, fewer raw materials and less energy are needed to package the product, fewer ships and trucks are required for transportation, fewer carbon emissions are generated and less packaging waste is produced.

Lower Customer Cost of Goods. Higher Customer Margins.

Importantly, the cost of goods of beverages from concentrate is a fraction of the cost of ready-to-drink products. This makes Cocovibe an affordable and nutritious sustainable solution for College and University dining programs, which will only serve fountain and dispensed beverages in their all-you-care-to-eat dining halls. It also means that restaurants, hotels, resorts, venues and wellness retreats selling beverages generate much higher margins serving Cocovibe than they do serving coconut waters and other healthy beverages you drink from a bottle, can, or carton.



It's like having a palm tree in the backyard.

Sustainable. Fresh. And a whole lot safer. Just get out a tablespoon and forget the machete.

Of course, how a beverage tastes is critical to its success. Because Cocovibe is prepared fresh daily and contains no additives of any kind, it tastes fresher and cleaner than coconut waters packaged, shipped and stored in a bottle, can or carton. When people first taste our product, they often tell us, "it tastes like it came right out of the nut"

NUTRITION & INGREDIENTS

Low-Sugar, High-Potassium Electrolyte Hydration. No Additives or Artificial Ingredients

Coconut Water
+ Passion Fruit



Nutrition Facts

16 servings per container

Serving size	8 FL OZ (240mL)

Amount per serving

Calories **45**

Total Fat 0g	0%
Saturated Fat 0g	0%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 75mg	3%
Total Carbohydrate 10g	4%
Dietary Fiber 0g	0%
Total Sugars 7g	
Includes 0g Added Sugars	0%
Protein 0g	

Potassium 440mg	10%	
Magnesium 25mg	6%	

Ingredients:
Organic Coconut Water,
Organic Passion Fruit Juice,
Organic Apple Juice

We operate in multiple large and growing markets

We launched our innovation in Educational Food Service in the US, a $10.6B market. In the fall semester of 2024, we sold 2,325 cases to College & University dining programs, generating $261,076 in revenue. More than 30 campuses throughout the country served Cocovibe on a daily basis.

The Commercial Food Service market in the US is a $739B market (Source). We have recently begun to develop this market and have received repeat customer orders from restaurants, wellness retreats and corporate dining. In January of '25, we received a $45,000 order from this channel which is our largest single order to date.

K-12 Public School Districts in the US are a $13.3B market (Source). While we have not yet entered this market, our beverages are 100% Juice, credit as a fruit serving and contain one-third the sugar of the fruit juices public schools currently serve.

Cruise Lines, a $4.5B global market (Source), is another opportunity we plan on entering. Our research suggests a premium electrolyte hydration beverage that is affordable within their all-you-care-to-eat offering and reduces their packaging waste and carbon emissions supports their business priorities.

The Global Organic Beverage Market is $50.1B with a 4.91% CAGR (Source).

The US Functional Beverages Market is a $48.99B market, with a 8.1% CAGR (Source).

The US Ethnic Foods market is $27.2B, with a 7,47% CAGR (Source).

Our consumer offering, which we plan to introduce this year, will operate within a $1.9B coconut water market in the US with a 18.10% CAGR (Source) and a $5.92 billion global coconut water market with a 14.3% CAGR (Source).

CUSTOMER TESTIMONIALS


organic coconut water + organic passion fruit
organic coconut water + organic watermelon
organic coconut water
COCOVIBE™
clean electrolyte hydration
no added sugars
just nature
Go Positive.
8 oz serving: 40-45 calories | 6-8g natural sugar | 370-470mg potassium

"Cocovibe has filled the void in our beverage offerings, with a wellness beverage that serves the conscious consumers on our campus."

Paul Schoonveld
Former Director Dining Services
Northern Michigan University

" Besides being a nutritious and delicious drink, they exceed our sustainability standards."

Gary Giberson
President
Sustainable Fare

"Cocovibe provides favorable, healthy, and holistic drink options that have not been seen on this campus before."

Anthony Pangelina
Executive Chef
University of California Merced

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

MILESTONES WE'VE REACHED AND IMMEDIATE GROWTH

We have acquired valuable customer relationships, distribution partners and in-market learnings that position us for continued strategic growth.

We have working partnerships with the major national distributors for Food Service (Sysco, US Foods, PFG, Gordon's Food Service, The Chef's Warehouse and Ace Natural, a leading regional distributor of organic foods and beverages).

We are doing business with the largest Food Service Contractors: Aramark, Sodexo, and Compass Group.

We have successfully prototyped our consumer product offering and have executed contracts to begin production this summer. Much like our food service offering, consumers will freshly prepare our beverages by simply mixing our sustainable concentrates with sustainable tap-water. Only in this case, they can adjust the taste to their preference, make the precise amount they need and enjoy it from their favorite glass or reusable drink bottle.

THE NEW CONSUMER PRODUCT AND PACKAGING WE'RE INTRODUCING IN 2025:


COCOVIBE
Organic Concentrate
Coconut Water + Watermelon
COCOVIBE
Organic Concentrate
Coconut Water
Mix With Water
Makes Up to 1 Gallon
Keep Refrigerated
COCOVIBE
Organic Concentrate
Coconut Water +Passion Fruit
Be one with your coconut water.

Our consumer product will be a dual model: available Direct-to-Consumer and through organic grocers, healthy food grocers, multi-cultural grocers, spas and fitness centers, and traditional grocers in areas with large multi-cultural communities.

In the US, we will continue to grow our Educational Food Service business nationally and focus our Commercial Food Service sales efforts in the high-indexing coconut water markets of Florida, New York City Metro and California.

Internationally, we plan to develop our consumer and Food Service offerings with a first focus on coconut water-loving countries in the Caribbean, South America, and Central America, through our distributor partners in Florida who export to those countries.

Cocovibe has been – and will continue to be – driven by strong and prevalent market tailwinds:

- consumer demand for plant-based, all-natural, low-sugar, functional hydration
- drink personalization
- individual and family wellness
- increasing US multi-cultural population in the US and their buying power
- the growth of the coconut water category
- the growth of electrolyte beverages and powders
- corporations' and institutions' zero waste goals
- everyone’s desire to reduce plastics, packaging waste and carbon emissions
- consumers preference to purchase brands that “are doing good for the world”

$1,000 Cocovibe Grants: A Key Component Of Our Brand



Empowering and funding young Americans to make our world a better place for all.

Cocovibe Grants are another way we improve the health and wellness of people, society and the environment. $1,000 Cocovibe Grants provide students 13 years of age and older the cash they need to step forward and help a community in need or the environment prosper. Anything they personally want to make happen that would positively impact society or the environment is eligible for a Cocovibe Grant. Currently, we strive to award a Grant every week. In the future, we hope to award Cocovibe Grants daily.

A unique product offering with unique business advantages.

Value creation that is more than transactional

Higher customer margins than ready-to-drink beverages

Higher gross margins than ready-to-drink beverages

Overlapping markets for sales and distribution efficiencies

Ability to create lifetime brand loyalty: K-12 Schools, Colleges & Universities, Commercial Food Service, Direct-to-Consumer, Grocery

Efficiencies from Food Service and Consumer Offering sharing materials, production, supply chain, sales team

ABOUT

HEADQUARTERS
2633 Main Street Suite 102
Lawrenceville, NJ 08648

WEBSITE
View Site

After three years of research and development, we successfully launched Cocovibe — a sustainable, organic beverage innovation for the Food Service industry — generating $268,876 in revenue fall of '24. This summer, we plan to introduce a line of consumer beverages under the Cocovibe brand that provide the same nutritional, environmental and economic benefits as our Food Service offering. Consumers will soon be able to freshly prepare and personalize our organic, additive-free coconut waters in their home to significantly reduce packaging waste and carbon emissions. We are committed to environmental and social impact and have built relationships with key distributors and customers to support our growth in large and expanding markets. Lots of brands claim they care about making the world a better place. Cocovibe is inherently designed to help businesses and consumers be a positive force for good, while they reduce their costs and prosper more.

Notable Investors/Board of Directors

The company benefits from guidance provided by board members with expertise in tropical fruit concentrates, food and beverage marketing and environmental sustainability. Early investors include founders and industry professionals with expertise in the food and beverage market, environmental sustainability and launching, scaling and exiting brands and businesses.

Notable Partnerships

Cocovibe has secured significant distribution partnerships with Sysco, US Foods, PFG. Gordon's Food Service, The Chef's Warehouse and Ace Natural, providing access to educational and commercial food service operators. These partnerships validate the scalability and demand for Cocovibe's products in diverse markets.

Leadership Team

The leadership team brings decades of experience in the food service, consumer packaged goods (CPG) and sustainability sectors. This diverse team has a proven track record in product development, strategic market entry, and operational excellence. Team members have previously led successful ventures, providing strong foundations for innovation and growth.

Intellectual Property

Cocovibe has developed product formulations designed to deliver clean hydration while advancing sustainability goals, aiming to stand out in the eco-friendly beverage space.

Awards/Certifications

Cocovibe is committed to maintaining industry certifications that emphasize clean, organic ingredients and sustainability standards, ensuring alignment with consumer expectations and market trends.

WHY INVEST

Profit and Planet is no longer a compromise.

Investing in Cocovibe supports a mission to deliver wellness beverages that prioritize improving the health and wellness of all people and the planet. Funds raised are intended to further develop the educational and commercial food service channels, support the introduction of a consumer offering, enhance production capabilities and gross margins, expand relationships with major distributors and empower and fund American youth to positively impact society. Together, we can contribute to – and benefit from – a healthier and more eco-conscious future for all people and the planet.

TERMS

Cocovibe

Overview

PRICE PER SHARE
$1.27

VALUATION
$8.99M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$189.23

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

SHARES OFFERED
Nonvoting Common Stock

MIN NUMBER OF SHARES OFFERED
97,637

MAX NUMBER OF SHARES OFFERED
972,440

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,147,799	$936,931
Cash & Cash Equivalents	$95,920	$118,558
Accounts Receivable	$194,147	$38,239
Short-Term Debt	$281,835	$71,083
Long-Term Debt	$89,948	$115,016
Revenue & Sales	$444,016	$52,480
Costs of Goods Sold	$341,183	$107,376
Taxes Paid	$0	$0
Net Income	-$998,147	-$824,474

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 12% Bonus Shares

If you are a previous investor of Cocovibe, a customer, friend, or family, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first three weeks and receive 2% bonus shares.

Early Bird 2: Invest $1,000+ within the first three weeks and receive 4% bonus shares.

Early Bird 3: Invest $5,000+ within the first three weeks and receive 8% bonus shares.

Early Bird 4: Invest $10,000+ within the first three weeks and receive 13% bonus shares.

Early Bird 5: Invest $20,000+ within the first three weeks and receive 16% bonus shares.

Early Bird 6: Invest $50,000+ within the first three weeks and receive 20% bonus shares.

Mid-Campaign (Flash Perks)

Flash Perk 1: Invest $500+ between weeks four to six and receive 1% bonus shares.

Flash Perk 2: Invest $1,000+ between weeks four to six and receive 2% bonus shares.

Flash Perk 3: Invest $5,000+ between weeks four to six and receive 4% bonus shares.

Flash Perk 4: Invest $10,000+ between weeks four to six and receive 6% bonus shares.

Flash Perk 5: Invest $20,000+ between weeks four to six and receive 8% bonus shares.

Flash Perk 6: Invest $50,000+ between weeks four to six and receive 10% bonus shares.

Amount-Based Perks

Tier 1: Invest $500+ and receive 5% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 2: Invest $1,000+ and receive 10% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 3: Invest $5,000+ and receive 2% bonus shares + Receive 20% off on all Cocovibe products purchased online for 1 year (DTC products when launched).

Tier 4: Invest $10,000+ and receive 5% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) + 1 Free Case (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

Tier 5: Invest $20,000+ and receive 8% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) + 2 Free Cases (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

Tier 6: Invest $50,000+ and receive 10% bonus shares + Receive 20% off on all Cocovibe products online for 1 year (DTC products when launched) +3 Free Cases (12 drinkable gallons per case) of Cocovibe products (DTC products when launched).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Coco Fountain, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Nonvoting Common Stock at $1.27 / share, you will receive 110 shares of Nonvoting Common Stock, meaning you'll own 110 shares for $127. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments.

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HOW INVESTING WORKS
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FAQS

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

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